UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2023
Commission File Number: 001-39240
ORGANIGRAM HOLDINGS INC.
(Translation of registrant’s name into English)

333 Bay Street, Suite 1250
Toronto, Ontario ,Canada M5H 2R2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ]           Form 40-F [ X ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SUBMITTED HEREWITH

Exhibits

99.1	Management's Discussion and Analysis for the three months ended November 30, 2022

99.2	Condensed Consolidated Interim Unaudited Financial Statements for the three months ended November 30, 2022

99.3	Form 52-109F2 - Certification of Interim Filings of Chief Executive Officer dated January 12, 2023

99.4	Form 52-109F2 - Certification of Interim Filings of Chief Financial Officer dated January 12, 2023

99.5	News Release announcing results for the three months ended November 30, 2022 dated January 12, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/ Derrick West
Derrick West
Chief Financial Officer

Date: January 12, 2023